SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VIRYANET LTD.

(Name of Issuer)

Ordinary Shares, Par Value NIS 5.0 Per Share

(Title of Class of Securities)

M97540 13 8

(CUSIP Number)

Memy Ish-Shalom 1 Grant St. Westborough, MA 01581 Telephone: 617-8774540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M97540 13 8

1.	NAMES OF REPORTING PERSONS Memy Ish-Shalom
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 247,586
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 247,586
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,586
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the ordinary shares, par value NIS 5.0 per share (“Ordinary Shares”) of ViryaNet Ltd., an Israeli company (the “Issuer”). The principal executive offices of the Issuer are located at 8 HaMarpe St., Har Hotzvim, P.O. Box 45041, Jerusalem 91450, Israel.

This Statement is being filed by the Reporting Person (as defined in Item 2 below) due to his acquisition, on April 4, 2012, of 106,497 Ordinary Shares (the “Shares”), which raised his beneficial ownership to greater than five percent (5%) of the issued and outstanding Ordinary Shares.

Item 2. Identity and Background.

(a) Name: This Statement is being filed by Memy Ish-Shalom, an individual (the “Reporting Person”).

(b) Residence or Business Address: 1 Grant St., Westborough, Massachusetts 01581.

(c) Present Principal Occupation/Employment: The Reporting Person serves as President and Chief Executive Officer of the Issuer. The Issuer is a provider of packaged software applications that automate business processes for mobile workforce management and field service delivery. The principal address of the Issuer’s offices at which the Reporting Person is employed is set forth in Item 1 above.

(d) Criminal Proceedings: During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e) Civil Proceedings Involving Securities Law Violations: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person has used personal funds in acquiring the Ordinary Shares reported in this Statement, having recently acquired (on April 4, 2012), in a private (off-the-market) transaction, the 106,497 Shares at a purchase price of $0.50 per share, for a total purchase price of $53,248.50.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Ordinary Shares reported herein for investment purposes only.

As of the filing of this Statement, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional Ordinary Shares, or the disposition of Ordinary Shares that he holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s memorandum of association or articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the Ordinary Shares to be delisted from any national securities exchange on which they may be listed in the future or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association in which they may be quoted in the future; (i) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Statement are made on the basis of 3,817,110 Ordinary Shares (which includes 326,797 Ordinary Shares issuable upon conversion of an equivalent number of outstanding Preferred A Shares of the Issuer) outstanding as of April 4, 2012, based on outstanding share information provided to the Reporting Person by the Issuer in response to his inquiry.

(a) The Reporting Person beneficially owns 247,586 Ordinary Shares of the Issuer (consisting of the Shares acquired by him on April 4, 2012, plus 141,089 additional Ordinary Shares that have been held by him since prior to the acquisition), representing approximately 6.5% of the issued and outstanding share capital of the Issuer.

(b) The Reporting Person possesses sole power to vote and direct the vote, and sole power to dispose or to direct the disposition of, the Ordinary Shares that he currently beneficially owns.

(c) Other than the Reporting Person’s acquisition of the Shares (as described in Item 3 above), no transaction in Ordinary Shares of the Issuer has been effected by the Reporting Person during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Memy Ish-Shalom
MEMY ISH-SHALOM

Dated: April 13, 2012